# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Commercial Real Estate Finance Trust, Inc., CIK 0001976927
CUSIP: 000000000
Title of class of securities: Class F Common Stock
Address of issuer's principal executive offices: 2300 N Field Street, Suite 1200, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-045900
Filed by CIK 0001998161

## Reporting persons
- Texas Municipal Retirement System: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 8,218,258.28; shared voting power 0; sole dispositive power 8,218,258.28; shared dispositive power 0; aggregate amount beneficially owned 8,218,258.28 (33.88% of the class)

## Item 1. Issuer
Name of issuer: Invesco Commercial Real Estate Finance Trust, Inc.
Address of issuer's principal executive offices: 2300 N Field Street, Suite 1200 Dallas, TX, 75201

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: No

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: No

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: No

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Texas Municipal Retirement System: /s/ David B. Wescoe, David B. Wescoe / Executive Director (02/11/2025)